Exhibit 99.1

F O R    I M M E D I A T E    R E L E A S E

130 Adelaide Street West, Suite 2200

Toronto, Ontario M5H 3P5

Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Announces Appointment of Mr. David Fleck to its

Board of Directors

Toronto, Ontario (March 10, 2014) – Alamos Gold Inc. (TSX:AGI; NYSE:AGI) is pleased to announce the appointment of Mr. David Fleck to its Board of Directors, effective immediately. Mr. Fleck is the former President and CEO of Macquarie Capital Markets Canada, and the former Co-Head Equity Products and Executive Managing Director of BMO Financial Group. Mr. Fleck will become a Partner of Delaney Capital Management effective April 1, 2014.

Commenting on Mr. Fleck’s appointment, John A. McCluskey, Alamos’ President and Chief Executive Officer, stated: “On behalf of the Board of Directors and management, I would like to thank David for accepting this appointment to the Alamos board. David brings to Alamos a wealth of capital markets experience and global expertise that we believe will benefit our shareholders significantly.”

About Alamos

Alamos is an established Canadian-based gold producer that owns and operates the Mulatos Mine in Mexico, and has exploration and development activities in Mexico, Turkey and the United States. The Company employs more than 550 people and is committed to the highest standards of sustainable development. Alamos has approximately $410 million in cash and cash equivalents, is debt-free, and unhedged to the price of gold. As of February 19, 2014, Alamos had 127,357,488 common shares outstanding (139,229,554 shares fully diluted), which are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons

Director, Investor Relations

(416) 368-9932 x 439

Cautionary Note

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.